UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                              (AMENDMENT NO.   )


                            NEXAM ACQUISITION CORP.
                            -----------------------
                               (Name of Issuer)

                        Common Stock, $0.0001 par value
                        -------------------------------
                        (Title of Class of Securities)


                                (CUSIP Number)
                                --------------

                                P.O. BOX 91983
                           WEST VANCOUVER A1 V7V4S4
                                 604-925-7659
                           ------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 May 23, 2008
                                 ------------
           (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

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| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GERRY J. DE KLERK

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|

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| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

US

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| 7 | SOLE VOTING POWER

31,340,000

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| 8 | SHARED VOTING POWER

N/A

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| 9 | SOLE DISPOSITIVE POWER

31,340,000

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| 10 |

SHARED DISPOSITIVE POWER

N/A

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| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,340,000

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| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

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| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

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| 14 |

TYPE OF REPORTING PERSON *

IN

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ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Nexam Acquisition Corp., a Delaware corporation (the "Company" or "Issuer")

Attn: Gerry J. de Klerk, CEO & Chairman
P.O. BOX 91983
WEST VANCOUVER, BC, V7V4S4, CANADA

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Gerry J. de Klerk (the "Reporting Person").

Gerry J. de Klerk purchased 31,340,000 of the Company's Common Stock as of May 23, 2008, pursuant to a Share Purchase Agreement dated as of May 12, 2008 between William Tay and Gerry J. de Klerk.

Gerry J. de Klerk business address is at c/o Rampart Capital Corp., 8721 Santa Monica Blvd #2500, Los Angeles, CA 90069.

Gerry J. de Klerk is presently the CEO of Rampart Capital Corp.

Last 25 years business experience:

August 1983 - today CEO of Rampart Capital Corp. During 80's and 90's partnered with the Strand Group of Dallas, Texas in the funding and operating of 32 real estate limited partnerships, raising in excess of $400,000,000. Multi unit residential properties in San Diego (Club River Run), Laguna Beach (Bella Pacific), Seattle (Kelsey Ridge), Dallas (Lantern Square), Atlanta (Ivy Chase), Portland OR (Endicott Woods) and a number of others in Arizona, Florida, British Columbia were purchased, leased up, operated and sold.

Rampart Capital Corp listed the Pan Pacific Shopping Center Fund on the Amsterdam Stock Exchange, and created the Business Center Groningen in the Netherlands in 1992. The Pan Pacific Shopping Center Fund purchased and operated the Chino Town Square in Chino, San Bernardino County, Ca. Business

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Center Groningen was a large industrial complex in the city of Groningen in the northern part of the Netherlands.

Rampart Capital Corp has created 1261588 Alberta Ltd., in Edmonton Alberta. The company purchased 126.44 acres within the city limits of St. Albert, Alberta. Currently Rampart is working with city counsel to obtain approval for multi purpose real estate development including the use of geothermal and gray water technology. Total project will be completed by 2016 and include commercial, light industrial and more than 1400 housing units.

Rampart Capital Corp created 1356221 Alberta Ltd. The company purchased 190.53 acres adjacent to the property in the city limits. Plans are being drawn for light industrial development.

In 2000 Rampart Capital Corp created Rampart Films Inc both in Los Angeles and Vancouver, BC. Rampart Films has completed two feature films, a documentary and soundtrack. Between May 26 and June 30, 2008, the feature film Cole is being filmed under the direction of multiple award winning director Carl Bessai, featuring an award winning cast.

Gerry J. de Klerk has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the "Agreement"), on May 23, 2008 (the Closing date, as defined in the Agreement), Gerry J. de Klerk purchased for a price of US$59,950 in cash, 31,340,000 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

Gerry J. de Klerk acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Gerry J. de Klerk may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Gerry J. de Klerk may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Gerry J. de Klerk may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Gerry J. de Klerk has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Gerry
J. de Klerk may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Gerry J. de Klerk beneficially owns 31,340,000 shares of the Company's Common Stock, representing 100% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Gerry J. de Klerk has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated May 23, 2008, between Gerry J. de Klerk and William Tay (herein incorporated by reference from filing on Form 8-K by Nexam Acquisition Corp. on May 20, 2008).




                           [SIGNATURE PAGE FOLLOWS]

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 3, 2008


/S/ GERRY J. DE KLERK
------------------------------------
By: Gerry J. de Klerk